SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

09 November, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 09 November, 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                               PROTHERICS PLC

                        Notification of Interim Results

London, 9 November 2007:  Protherics PLC ("Protherics"), the
biopharmaceutical company focused on critical care and cancer, will be announcing its interim results for the six months ended 30 September 2007, on
Tuesday 20 November 2007.

An analyst meeting will be held at 9.30am at the offices of Financial Dynamics,
26 Southampton Buildings, London, WC2A 1PB.

Enquiries:

Protherics PLC                                    +44 (0) 20 7246 9950
Nick Staples, Corporate Affairs

Financial Dynamics                                +44 (0) 20 7831 3113
Mo Noonan